FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

31 July 2009

GRUPO FINANCIERO HSBC, S.A. DE C.V.
FIRST HALF 2009 FINANCIAL RESULTS - HIGHLIGHTS

  Total operating income before loan impairment charges for the first half of 2009 was MXN18,265 million, down by MXN419 million or 2.2 per cent compared with MXN18,684 million for the same period in 2008.

  Profit before tax for the first half of 2009 was MXN208 million, down by MXN3,416 million or 94.3 per cent compared with MXN3,624 million for the same period in 2008.

  Net income for the first half of 2009 was MXN649 million, down by MXN2,205 million or 77.3 per cent compared with MXN2,854 million for the same period in 2008.

  Gross loans and advances to customers were MXN160.2 billion at 30 June 2009, down by MXN34.8 billion or 17.8 per cent compared with MXN195.0 billion at 30 June 2008.

  Deposits were MXN220.3 billion at 30 June 2009, down by MXN45.6 billion or 17.1 per cent compared with MXN265.8 billion at 30 June 2008.

  Return on equity was 3.6 per cent for the first half of 2009, compared with 15.1 per cent for the same period in 2008.

  The cost efficiency ratio was 58.1 per cent for the first half of 2009, compared with 58.1 per cent for the same period in 2008.

  At 30 June 2009, the Bank's regulatory capital adequacy ratio was13.4 per cent. The tier 1 capital ratio at 30 June 2009 was 9.7 per cent.

HSBC Mexico S.A. (the Bank) is Grupo Financiero HSBC, S.A. de C.V.'s (HSBC) primary subsidiary company and is subject to supervision by the Mexican Banking and Securities Commission. The Bank is required to file financial information on a quarterly basis (in this case for the quarter ended 30 June 2009) and this information is publicly available. Given that this information is available in the public domain, Grupo Financiero HSBC, S.A. de C.V. has elected to file this release.

Results are prepared in accordance with Mexican GAAP (Generally Accepted Accounting Principles).

Grupo Financiero HSBC, S.A. de C.V. is a 99.99 per cent directly owned subsidiary of HSBC Holdings plc (HSBC Group).

Grupo Financiero HSBC, S.A. de C.V.	Overview

Overview

Mexico
 officially entered into recession in the first quarter of this year after two consecutive quarters of falling GDP.
Mexico
's economy is expected to contract by 9.9 per cent in the second quarter of 2009, after a strong fall to 8.2 per cent in the first quarter; a total contraction of 5.9 per cent is anticipated in 2009. The AH1N1 influenza outbreak in April contributed to the downturn, mostly affecting the tourism industry and small and medium enterprises.

The Mexican Central Bank reduced interbank interest rates from 8.25 to 4.751 per cent during the first half of 2009. The exchange rate volatility observed in the first quarter of the year continued during the second quarter. However, during the first six months of 2009 the appreciation reached 4.6 per cent.

In the first half of 2009, Grupo Financiero HSBC's net income was MXN649 million, a decrease of MXN2,205 million, or 77.3 per cent, compared to 30 June 2008. Profit before tax for the first half of 2009 was MXN208 million, a decrease of MXN3,416 million or 94.3 per cent with regards to 30 June 2008. These results are largely due to higher loan impairment charges due to a greater deterioration in credit quality, decreased net interest income as a result of lower credit portfolio and deposit volumes coupled with falling interest rates. This was partially offset by a significant increase in trading income. In addition non recurring income generated from the sale of Visa Inc. US dollar denominated securities IPO shares was reported in the first half of 2008.

Net interest income decreased by MXN1,842 million, or 14.7 per cent, to MXN10,687 million compared to the same period in 2008. Repricing strategies deployed during this period have partially offset lower lending volumes and decreased deposits margins resulting from falling interest rates. In addition, net interest income fell due to the cost of funding larger trading positions. This was more than offset by increased trading income.

Loan impairment charges during the first half of 2009 were MXN8,818 million, an increase of MXN2,426 million or 38.0 per cent compared to the same period in 2008. This increase is mainly due to higher delinquency rates in the consumer loan portfolio, particularly credit cards, and additional credit provisions required in accordance with regulatory requirements for the commercial portfolio, specifically corporate loans, as a result of changes in credit ratings during the first quarter of 2009.

Net fee income was MXN5,061 million at the first half of 2009, a decrease of MXN761 million, or 13.1 per cent, compared to the same period in 2008. This was largely driven by decreased business activity and lower consumer lending volumes, particularly those related to credit card revenues, account management fees, as well as a reduction in transaction volumes from payments and cash management services and ATMs.

Trading income was MXN2,154 million at 30 June 2009, an increase of MXN1,821 million, compared to the same period in 2008. This increase is mainly due to a strong performance, particularly foreign exchange and debt trading, as a result of market volatility and larger trading positions.

Grupo Financiero HSBC, S.A. de C.V.'s management remained focused on expense control. As a result administrative expenses decreased MXN245 million, to MXN10,612 million during the first half of 2009 compared to the same period in 2008, largely achieved from the elimination of a credit card cash back promotional facility and personnel expenses. However, this decrease is offset by the reclassification of employee profit-sharing taxes as operating expenses as required by revised accounting rules in the first half of 2009. Excluding the impact of this change, administrative expenses are MXN972 million, or 8.4 per cent, lower compared to the same period in 2008 and the cost efficiency ratio improvement would be 3.9 percentage points.

Net other income decreased by MXN816 million or 37.3 per cent to MXN1,373 million compared to the same period in 2008, when non recurring income of MXN1,041 million was generated from the sale of Visa Inc. US dollar denominated securities IPO shares.

The performance of our non-bank subsidiaries, particularly HSBC Seguros, contributed with MXN541 million of total net income an increase of MXN13 million compared to the same period in 2008. The performance of our insurance business was driven by cautious underwriting, stable claims behaviour and good expense control.

Gross loans and advances to customers decreased 17.8 per cent to MXN160.2 billion at 30 June 2009, compared to 30 June 2008. The reduction in the loan portfolio was mainly due to prepayments made in government loan portfolios, as well as reduced demand in the consumer and commercial portfolios, coupled with tighter origination criteria.

The coverage ratio (allowance for loan losses/impaired loans) was 126.5 per cent at 30 June 2009, compared to 124.2 per cent at 30 June 2008. Management is focusing its efforts on improving asset quality by maintaining tight control of origination policies and to strengthen collection operations.

Total deposits, including money market funds, decreased 17.1 per cent to MXN220.3 billion at 30 June 2009. This is largely due to a decrease of MXN24.6 billion in money market deposits, replaced with increased bank deposits and subordinated debentures. Demand deposits were MXN117.3 billion, 7.6 per cent lower compared to 30 June 2008. This reduction is mainly a consequence of the economic slowdown, strong competition to attract deposits from the public and reduced branch operations following a restructuring of the network.

During the second quarter of 2009 USD196.7 million or MXN2,593 million subordinated debentures were issued to strengthen our capital base.

The Bank
 continues to remain strongly capitalised with a total capital ratio of 13.4 per cent at 30 June 2009, down 10 basis points compared to 13.5 per cent at 30 June 2008. As of 30 June 2009, the tier 1 capital ratio is 9.7 per cent.

1 Source: Banxico (Banco de México) TIIE rate

Grupo Financiero HSBC, S.A. de C.V.	Business Highlights

Personal Financial Services

During the first half of 2009 Personal Financial Services implemented a number of strategies to promote the use of alternative distribution channels as the most convenient option for customers for a range of transactions. This includes using the Bank's extensive network of ATMs, electronic banking and telephone banking.

At June 30 2009 the consumer loan portfolio decreased mainly due to tighter underwriting criteria in order to improve credit quality, and lower demand in the market.

During the first half of 2009, the business continued promoting the '
Plan Solución HSBC
', a programme to provide revised repayment terms to its customers in order to improve collections. In addition, a support programme was launched during the month of May to provide payment solutions to all customers who were affected by the AH1N1 influenza outbreak.

Deposit volumes fell as a result of intense competition in a declining economic environment, the elimination of foreign currency cash transactions in branches and reduced branch operations. Marketing campaigns to reinforce our deposit product offerings for '
Cuenta Flexible HSBC'
 and
'Cuenta Ahorro HSBC'
 continue.

Commercial Banking

Commercial Banking efforts have focussed in maintaining credit portfolio quality, targeting growth in low-risk segments such as states and municipalities, in line with current economic environment. For the first half of 2009 asset quality in our commercial and corporate portfolios remained stable.

During the first half of 2009 customer deposits have decreased compared to 30 June 2008, while falling interest rates have reduced deposit margins.

New products were launched enhancing payments and cash management and bundled products proposal. Continuing with our strategy to be 'the best bank for small business', the first centre for small and medium sized businesses in
Mexico
 was opened in
Merida
 and has been favourably received by that business community. Similar centres are planned to be opened in major cities of the country.

Global Banking and Markets

Global Markets reported strong performance during the first half of 2009 as a result of favourable positioning of the debt portfolio and an increase in foreign exchange trading.

Balance sheet management recorded positive results, despite losses from the sale of securities (mainly USD denominated) as part of a cautious risk management strategy.

Debt Capital Markets continued to support the gradual reopening of the Mexican market. HSBC has been involved as both joint lead manager and bookrunner in the vast majority of transactions in the local market, which include deals for MXN10,000 million from Petróleos Mexicanos, MXN3,500 million from Kimberly Clark de Mexico, MXN2,000 million from Infonavit (which was the first issuance of bonds backed by mortgages in Mexico in 2009) and MXN10,000 million from Bimbo for Weston Foods acquisition.
HSBC Mexico was awarded the Best Debt House in
Mexico
 in the Euromoney excellence awards 2009.

Global Banking results continue to benefit from repricing strategies in line with market conditions and customer demand.

About HSBC

Grupo Financiero HSBC, S.A. de C.V. is Mexico's fifth largest banking and financial services institution with 1,190 branches, 5,992 ATMs, approximately 7.8 million customer accounts and more than 19,000 employees. For more information, consult our website at
www.hsbc.com.mx
.

Grupo Financiero HSBC, S.A. de C.V. is a 99.99 per cent directly owned subsidiary of HSBC Holdings pl
c, and a member of the HSBC Group.
With around 9,500 offices in 86 countries and territories
in Europe, the Asia-Pacific region, the
Americas
, the Middle East and
Africa
 and assets of US$2,527 billion at 31 December 2008,
 HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

For further information contact:

London
Patrick McGuinness	Alastair Brown
Group Media Relations	Investor Relations
Telephone: +44 (0)20 7991 0111	Telephone: +44 (0)20 7992 1938

Mexico City
Roy Caple	Yordana Aparicio
Public Affairs	Investor Relations
Telephone: +52 (55) 5721 6060	Telephone: +52 (55) 5721 5192

Grupo Financiero HSBC, S.A. de C.V.	Consolidated Balance Sheet

	GROUP		BANK
Figures in MXN millions	30 June 2009	30 June 2008	30 June 2009	30 June 2008

Assets

Cash and deposits in banks	65,346	51,596	65,346	51,596

Margin accounts	3,997	-	3,997	-

Investment in securities	126,999	82,415	126,442	81,730
Trading securities	73,990	50,311	73,903	50,209
Available-for-sale securities	43,989	28,080	43,519	27,497
Held to maturity securities	9,020	4,024	9,020	4,024

Repurchase agreements	798	42	798	34

Derivative transactions	31,368	16,218	31,368	16,218

Performing loans
Commercial loans	70,184	72,561	70,184	72,561
Loans to financial intermediaries	7,832	14,596	7,832	14,596
Consumer loans	36,564	47,872	36,564	47,872
Mortgage loans	19,287	19,490	19,287	19,490
Loans to government entities	16,003	31,428	16,003	31,428
Total performing loans	149,870	185,947	149,870	185,947
Impaired loans
Commercial loans	2,425	2,246	2,425	2,246
Consumer loans	5,930	5,432	5,930	5,432
Mortgage loans	1,947	1,370	1,947	1,370
Total impaired loans	10,302	9,048	10,302	9,048
Gross loans and advances to customers	160,172	194,995	160,172	194,995
Allowance for loan losses	(13,033)	(11,238)	(13,033)	(11,238)
Net loans and advances to customers	147,139	183,757	147,139	183,757
Benefits to be received from trading operations	257	-	257	-
Other receivable accounts	15,396	30,421	15,241	30,313
Foreclosed assets	134	80	134	80
Property, furniture and equipment, net	6,583	6,419	6,573	6,407
Long-term investments in equity securities	3,673	3,263	132	121
Deferred taxes	3,494	1,805	3,536	1,810
Goodwill	2,749	2,749	-	-
Other assets, deferred charges and intangibles	2,435	2,087	2,368	2,057
Total assets	410,368	380,852	403,331	374,123

	GROUP		BANK
Figures in MXN millions	30 June 2009	30 June 2008	30 June 2009	30 June 2008

Liabilities
Deposits	220,278	265,849	220,987	266,019
Demand deposits	117,366	127,004	118,075	127,174
Time deposits	98,664	134,591	98,664	134,591
Issued credit securities	4,248	4,254	4,248	4,254

Bank deposits and other liabilities	22,602	9,529	22,602	9,529
On demand	1,967	1,031	1,967	1,031
Short-term	19,111	5,996	19,111	5,996
Long-term	1,524	2,502	1,524	2,502

Repurchase agreements	57,115	53	57,115	45
Settlement accounts	3,550	-	3,550	-
Collateral sold	6,934	-	6,934	-
Derivative transactions	29,572	15,652	29,572	15,652

Other payable accounts	24,289	49,980	23,988	49,744
Income tax and employee profit sharing payable	1,341	1,595	1,241	1,540
Sundry creditors and other accounts payable	22,948	48,385	22,747	48,204

Subordinated debentures outstanding	8,932	2,201	8,932	2,201

Deferred credits	468	480	468	480

Total liabilities	373,740	343,744	374,148	343,670

Equity
Paid in capital	23,724	21,466	15,883	15,883
Capital stock	8,452	8,210	4,272	4,272
Additional paid in capital	15,272	13,256	11,611	11,611

Other reserves	12,900	15,638	13,297	14,568
Capital reserves	1,648	1,442	14,313	12,797
Retained earnings	11,582	11,679	-	-
Result from the Mark-to-Market of available-for-sale securities	(979)	(201)	(1,032)	(296)
Adjustment in the employee pension	-	(136)	-	(136)
Net income	649	2,854	16	2,203
Minority interest	4	4	3	2
Total equity	36,628	37,108	29,183	30,453
Total liabilities and equity	410,368	380,852	403,331	374,123

	GROUP
Figures in MXN millions	30 June 2009	30 June 2008
Memorandum accounts

Guarantees granted	35	34
Contingent assets and liabilities	125	-
Irrevocable lines of credit granted	10,539	-
Goods in trust or mandate	238,917	188,624
Goods in custody or under administration	213,580	305,140
Collateral received by the institution	19,992	-
Collateral received and sold or delivered as guarantee	9,677	-
Third party investment banking operations, net	56,804	28,165
Amounts committed in transactions with Fobaproa	157	143
Amounts contracted in derivative operations	1,036,988	1,306,093
Integrated loan portfolio	170,747	204,111
Other control accounts	417,720	466,703
	2,175,281	2,499,013

	BANK
Figures in MXN millions	30 June 2009	30 June 2008
Memorandum accounts

Guarantees granted	35	34
Contingent assets and liabilities	125	-
Irrevocable lines of credit granted	10,539	-
Goods in trust or mandate	238,917	188,624
Goods in custody or under administration	209,452	301,195
Collateral received by the institution	14,934	-
Collateral received and sold or delivered as guarantee	14,735	-
Third party investment banking operations, net	56,804	28,165
Amounts committed in transactions with Fobaproa	157	143
Amounts contracted in derivative operations	1,036,988	1,306,093
Integrated loan portfolio	170,747	204,111
Other control accounts	374,240	436,789
	2,127,673	2,465,154

Grupo Financiero HSBC, S.A. de C.V.	Consolidated Income Statement

	GROUP	BANK
Figures in MXN millions	30 June 2009	30 June 2008	30 June 2009	30 June 2008

Interest income	16,943	18,903	16,846	18,880
Interest expense	(6,256)	(6,374)	(6,144)	(6,375)
Net interest income	10,687	12,529	10,702	12,505

Loan impairment charges	(8,818)	(6,392)	(8,818)	(6,392)
Risk-adjusted net interest income	1,869	6,137	1,884	6,113

Fees and commissions receivable	5,524	6,396	5,143	5,968

Fees payable	(463)	(574)	(511)	(557)

Trading income	2,154	333	2,149	328

Other operating income	363	-	363	-

Total operating income	9,447	12,292	9,028	11,852

Administrative and personnel expenses	(10,612)	(10,857)	(10,313)	(10,457)

Net operating income	(1,165)	1,435	(1,285)	1,395

Other income	1,949	2,520	1,881	2,549
Other expenses	(576)	(331)	(574)	(478)
Net other income	1,373	2,189	1,307	2,071
Net income before taxes	208	3,624	22	3,466

Income tax and employee profit sharing tax	(1,868)	(2,336)	(1,783)	(2,285)
Deferred income tax	1,736	991	1,754	990
Net income before subsidiaries	76	2,279	(7)	2,171

Undistributed income from subsidiaries	573	576	24	33
Income from ongoing operations	649	2,855	17	2,204

Minority interest	-	(1)	(1)	(1)

Net income	649	2,854	16	2,203

Grupo Financiero HSBC, S.A. de C.V.	Consolidated Statement of Changes in Shareholders' Equity

GROUP
	Capital contributed	Capital reserves	Retained earnings	Result from valuation of available-for-sale securities	Net income	Minority interest	Total equity
Figures in MXN million
Balances at 1 January 2009	21,466	1,442	11,582	(2,335)	4,110	5 2	36,270

Movements inherent to the shareholders' decision
Shares issue	2,258	-	-	-	-	-	2,258
Capitalisation of retained earnings	-	206	3,904	-	(4,110)	-	-
Cash dividend	-	-	(3,904)	-	-	-	(3,904)
Total	2,258	206	-	-	(4,110)	-	(1,646)

Movements for the recognition of the comprehensive income

Net income	-	-	-	-	649	-	649
Other movements	-	-	-	1,356	-	-	1,356
Minority interest	-	-	-	-	-	(1)	(1)
Total	-	-	-	1,356	649	(1)	2,004
Balances at 30 June 2009	23,724	1,648	11,582	(979)	649	4	36,628

BANK

Figures in MXN millions	Capital contributed	Capital reserves	Retained earnings	Result from valuation of available-for-sale securities	Net income	Minority interest	Total equity
Balances at 1 January 2009	15,883	12,797	-	(2,368)	2,519	2	28,833

Movements inherent to the shareholders' decision
Constitution of reserves	-	1,516	(1,516)	-	-	-	-
Transfer of result of prior years	-	-	2,519	-	(2,519)	-	-
Cash dividend	-	-	(1,003)	-	-	-	(1,003)
Total	-	1,516	-	-	(2,519)	-	(1,003)

Movements for the recognition of the comprehensive income
Net income	-	-	-	-	16	-	16
Result from valuation of available- for-sale securities	-	-	-	1,336	-	-	1,336
Minority interest	-	-	-	-	-	1	1
Total	-	-	-	1,336	16	1	1,353
Balances at 30 June 2009	15,883	14,313	-	(1,032)	16	3	29,183

Grupo Financiero HSBC, S.A. de C.V.	Consolidated Statement of Cash Flows

GROUP

Figures in MXN millions	30 June 2009

Net income	649
Adjustments for items not involving cash flow :	4,621
Gain or loss on appraisal of activities associated with investment & financing	(4,316)
Allowances for loan losses	8,818
Depreciation and amortisation	569
Income Tax and d eferred taxes	132
Undistributed income from subsidiaries	(573)
Other	(9)

Changes in items related to operating activities:
Margin accounts	(3,997)
Investment securities	(64,392)
R epurchase agreements	(660)
Derivative (assets)	50,834
Loan portfolio	4,119
Benefits to be received from trading operations	(257)
Foreclosed assets	(41)
Operating asset s	33,568
Deposits	(45,186)
Bank deposits and other liabilities	11,951
Creditors repo transactions	57,031
Collateral sold or delivered as guarantee	6,934
Derivative (liabilities)	(53,576)
Subordinated debentures outstanding	2,983
Other operating liabilities	(11,606)
Funds provided by operating activities	(12,277)

Investing activities:
Disposal of p roperty, furniture and equipment	3
Acquisition of p roperty, furniture and equipment	(521)
Disposal of subsidiaries	18
Cash dividend	401
I ntangible assets acquisitions	(63)
Funds used in investing activities	(162)

Financing activities:
Shares issue	2,258
Cash dividend	(3,904)
Funds provided by financing activities	(1,646)
Increase/ decrease in cash and equivalents	(8,815)
Cash and equivalents at beginning of period	74,161
Cash and equivalents at end of period	65,346

BANK

Figures in MXN millions	30 June 2009

Net income	16
Adjustments for items not involving cash flow :	5,080
Gain or loss on appraisal of activities associated with investment & financing	(4,316)
Allowances for loan losses	8,818
Depreciation and amortisation	568
Income Tax and d eferred taxes	29
Undistributed income from subsidiaries	(24)
Other	5

Changes in items related to operating activities:
Margin accounts	(3,997)
Investment securities	(64,577)
R epurchase agreements	(666)
Derivative (assets)	50,834
Loan portfolio	4,119
Benefits to be received from trading operations	(257)
Foreclosed assets	(41)
Operating asset s	33,722
Deposits	(44,711)
Bank deposits and other liabilities	11,950
Creditors repo transactions	57,037
Collateral sold or delivered as guarantee	6,934
Derivative (liabilities)	(53,575)
Subordinated debentures outstanding	2,983
Other operating liabilities	(11,536)
Funds provided by operating activities	(11,799)

Investing activities:
Disposal of p roperty, furniture and equipment	3
Acquisition of p roperty, furniture and equipment	(521)
Disposal of subsidiaries	23
Disposal of long term investments in equity securities	5
Cash dividend	1
I ntangible assets acquisitions	(63)
Funds used in investing activities	(552)

Financing activities:
Cash dividend	(1,002)
Funds used or provided by financing activities	(1,002)
Increase/ decrease in cash and equivalents	(8,257)
Cash and equivalents at beginning of period	73,603
Cash and equivalents at end of period	65,346

Grupo Financiero HSBC, S.A. de C.V.	Differences between Mexican GAAP and International Financial Reporting Standards (IFRS)

Grupo Financiero HSBC

HSBC Holdings plc, the parent of Grupo Financiero HSBC S.A. de C.V. reports its results under International Financial Reporting Standards (IFRS). There follows a reconciliation of the results of Grupo Financiero HSBC S.A. de C.V. from Mexican GAAP to IFRS for the six months to 30 June 2009 and an explanation of the key reconciling items.

30 June 2009
Figures in MXN millions

Grupo Financiero HSBC - Net Income Under Mexican GAAP	649

Differences arising from:

Valuation of pensions and post retirement healthcare benefits *	120
Acquisition costs relating to long-term investment contracts *	(28)
Deferral of fees received and paid on the origination of loans	39
Recognition and provisioning for loan impairments *	326
Purchase accounting adjustments *	(12)
Recognition of the present value in-force of long-term insurance contracts *	7
Tax criteria	179
Other *	636
HSBC México net income under IFRS	1,916
US dollar equivalent (millions)	132
Add back tax expense	655
HSBC México profit before tax under IFRS	2,571
US dollar equivalent (millions)	177
Exchange rate used for conversion	14.5

*
Net of tax at 28 per cent.

Summary of key differences between Grupo Financiero's results as reported under Mexican GAAP and IFRS

Valuation of pensions and post retirement healthcare benefits

Mexican GAAP
Obligations are recognised in the Income Statement of each year based on actuarial computations of the present value of those obligations using the projected unit credit method and real interest rates.

Unrecognised past service costs are amortised on an estimated service life of the employees.

IFRS
Obligations are recognised in the Income Statement of each year based on actuarial computations of the present value of those obligations using the projected unit credit method.
Actuarial gains and losses are recognised in stockholders equity as they arise.
Unrecognised past service cost are recognised in the Income Statement as they arise.

Acquisition costs of long-term investment contracts

Mexican GAAP
All costs related to the acquisition of long-term investment contracts are expensed as they are incurred.

IFRS
Incremental costs relating to the acquisition of long-term investment contracts are deferred and amortised over the expected life of the contract.

Fees paid and received on origination of loans

Mexican GAAP
All fees received on loan origination are deferred and amortised over the life of the loan using straight line method. However, this policy was introduced 1 January 2007, all fees having previously been recognised up front.

IFRS
Fees and expenses received or paid on origination of a loan that are directly attributable to the origination of that loan are accounted for under the effective interest rate method over the expected life of the loan. This policy has been in effect since 1 January 2005.

Loan impairment charges

Mexican GAAP
Loan impairment charges are calculated following the rules issued by the Mexican Ministry of Finance and the National Banking and Securities Commission. Such rules establish authorised methodologies for determining the amount of provision for each type of loan.

IFRS
Loan loss provisions for collectively assessed loans are determined based on a roll-rate methodology reflecting history of losses for each category of loan, past due payments and collateral values. For individually assessed loans, loan loss provisions are calculated based on the discounted cash flow value of the collateral.

Purchase accounting adjustments
These arise from valuations made by HSBC on acquiring Grupo Financiero Bital in November 2002 on various assets and liabilities that differed from the valuation in the local Mexican GAAP books.

Recognition of present value of in-force long-term life insurance contracts

Mexican GAAP
The present value of future earnings is not recognised. Premiums are accounted for on a received basis and reserves are calculated in accordance with guidance as set out by the Insurance Regulator (Comisión Nacional de Seguros y Fianzas).

IFRS
A value is placed on insurance contracts that are classified as long-term insurance business and are in-force at the balance sheet date. The present value of in-force long-term insurance business is determined by discounting future earnings expected to emerge from business currently in force using appropriate assumptions in assessing factors such as recent experience and general economic conditions

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 31 July 2009